EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months
						ended
	2002	2003	2004	2005	2006	September 30, 2007
Fixed Charges:

Interest	$ 47	$ 48	$ 40	$ 50	$ 72	$ 55

Interest portion of annual rentals	2	2	2	3	4	3

Total fixed charges	49	50	42	53	76	58

Preferred stock dividends (1)	2	2	2	2	2	2

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 51	$ 52	$ 44	$ 55	$ 78	$ 60

Earnings:

Pretax income from continuing operations	$ 391	$ 360	$ 387	$ 309	$ 397	$ 295

Add: total fixed charges (from above)	49	50	42	53	76	58

Less: interest capitalized	-	-	-	-	1	1

Total earnings for purpose of ratio	$ 440	$ 410	$ 429	$ 362	$ 472	$ 352

Ratio of earnings to combined fixed charges and preferred stock dividends	8.63	7.88	9.75	6.58	6.05	5.87

Ratio of earnings to fixed charges	8.98	8.20	10.21	6.83	6.21	6.07

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.